FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

51-901F Management Discussion

May 31, 2004 Quarterly Financial Statements

CEO and CFO Certificate of Declaration

Confirmation of Mailing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: July 15, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

July 15, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

51-901F Management Discussion

May 31, 2004 Quarterly Financial Statements

CEO and CFO Certificate of Declaration

Confirmation of Mailing

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

May 31, 2004

Report Date :

July 15, 2004

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Audit Committee on behalf of the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  July 15, 2004

Director Full Name :

“Jan Karnik”

Date Signed : July 15, 2004

Schedule “B”

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for three months ended May 31, 2004

a.

There were no deferred costs incurred during the three months ended May 31, 2004

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $1,118,809 consists of the landed cost of products sold during the three months ended May 31, 2004

2.

Related party transactions for three months ended May 31, 2004

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the three months ended May 31, 2004

In March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company’s common shares at a price of $0.14 per unit.  See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

4.

Securities as at May 31, 2004

See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

5.

List of directors and officers as at May 31, 2004

Rani Gill, Director & President

Harj Gill, Director & CEO

T. Barry Coughlan, Director

Jan Karnik, Director

Ranjodh Sahota, Director

Amarjit S. Mann, Director

Daryl Hixt, Corporate Secretary

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the May 31, 2004 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company’s unaudited interim consolidated financial statements for the three-month periods ended May 31, 2004 and May 31, 2003.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide spectrum of safety and daily living items. These also will include disposable medical products such as medicated swabs, gloves and masks.  In addition to product offerings, the company has entered into the business of selling of wireless products and services relating to nursing call and emergency alert systems.  The company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the U.S.  In order to achieve these goals, the company is attempting to complete financing previously announced and negotiate additional financing.  The company trades on the TSX Venture Exchange under the symbol AHC and the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Sales for the quarter ended May 31, 2004 consisted of scooters, scooter accessories, power chairs, daily living aids, cushions, disposables, and IER monitoring services.  Net sales for the three months ended May 31, 2004 increased by $701,240 to $1,960,515 compared to $1,259,275 for the same period last year.  This increase is a result of higher volume of existing products and sales from the IER monitoring services.  For the quarter ended May 31, 2004, 83% of the total sales were from scooters and power chairs with the remaining 17% from sale of cushions, disposables, daily living aids and IER monitoring services.

Gross profit as a percentage of net sales for the quarter ended May 31, 2004 was 43% compared to 39% for the same period in the previous year.  The increase of $346,375 in gross profit is a result of higher sales and higher margins for the new products and services.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

Results of Operations (continued)

Selling expenses increased by $121,014 to $229,620 for the quarter ended May 31, 2004 compared to $108,606 for the same period last year.  As a percentage of net sales, selling costs increased from 9% to 12 % during the current period.  The company spent an additional $37,645 for advertising to increase awareness of the various products and services.  Freight and delivery increased by $23,948 from the same period last year as result of higher sales.  Salaries and travel costs increased by $62,169 during the current quarter compared to the same period in the previous year with the addition of 3 more full-time and 2 part-time employees.

General and administrative costs as a percentage of net sales for the three months ended May 31, 2004 was 12% compared to 14% in the same period a year ago.  However, the actual dollar amount increased by $57,561.  Interest and bank charges increased by $7,069 for the quarter ended May 31, 2004 compared to the same period last year.  Interest expense increased by $8,038 and bank charges actually decreased by $969.  The net increase is a result of a higher credit facility with the bank and the payment of interest on shareholder advances.  During the three months ended, office and supplies expense increased by $12,936.  Of this increase, $10,750 is from the change in accounting software and hardware in March 2004.  The company entered into an agreement with an Investor Relations to provide investor relations services and a Broker Investor Relations Program.  As a result, the public relations costs increased by $15,750 for the reporting period.  Salaries and consulting costs increased by $18,037 as result of the approval of management contracts for the CEO and President by the TSX Venture Exchange.

For the current quarter, the company recorded earnings before income taxes of $374,971 compared with earnings of $208,664 for the same period last year representing an increase of $166,307.  The management has been successful in growing its Canadian operations by diversifying is products and services and is poised to embark on its plan to expansion into the United States.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, and funds obtained from the Term debt. The company’s borrowing arrangements contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of May 31, 2004, the company was in compliance with all covenant requirements.  The company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

Financial Condition (continued)

Net working capital increased by $263,228 for the reporting period to $1,008,902 as compared to $745,674 for the same period in the previous year.  This increase is primarily attributable to an increase in accounts receivable from higher sales and is offset increases in the bank demand loan, payables, and taxes.

Operating activities resulted in cash outflows of $180,491 for the period ended May 31, 2004 compared to $128,737 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts.

Cash flows utilized by investing activities were $5,319 for the quarter ended May 31, 2004 compared to $10,527 for the same period in the previous year.  The acquisition of additional computer equipment during the quarter is a requirement for the change in the company’s accounting software.  The investment in other assets of $1,915 is the capitalization of legal expenses for various company trademarks.

Cash flows from financing activities were $185,810 during the current quarter compared to $139,264 for the same period last year.  These cash flows were comprised of advances from the bank demand loan and proceeds from the issuance of common shares and were offset by the principal repayment of the long-term debt.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.  The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rages that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

Risk Management (continued)

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

SUBSEQUENT EVENTS

The following material events occurred after May 31, 2004 and are not reflected in our financial statements.

On 7 June 2004, the company announced that it had retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  These services can by terminated by the company with 30-day notice.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2004/05/31
Date of Report:	2004/07/15

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2004/07/15

“Jan Karnik”	Jan Karnik	2004/07/15

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended May 31, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31 2004

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	May 31 2004	February 29 2004
Current
Receivables	$1,348,532	$623,701
Inventories	895,319	999,303
Prepaids	88,261	106,581
	2,332,112	1,729,585
Plant and equipment (Note 4)	49,025	49,580
Intangible assets (Note 5)	68,577	74,001
	$2,449,714	$1,853,166

LIABILITIES
Current
Bank demand loan (Note 6)	$941,240	$779,491
Payables and accruals	193,192	157,425
Current portion of long-term debt (Note 7)	47,578	45,795
Income taxes payable	41,200	1,200
	1,223,210	983,911

Long-Term debt (Note 7)	148,972	161,694
Due to shareholders (Note 8)	442,257	442,257
	1,814,439	1,587,862

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	110,400	75,400
Retained Earnings - Statement 2	524,875	189,904
	635,275	265,304
	$2,449,714	$1,853,166

Commitments (Note13)

Contingencies (Note 15)

Approved on behalf of the Board

“Rani Gill”, Director

“Jan Karnik”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2002	43,965,558	$400	$171,612	$172,012
Issue of shares for finder’s fee	1,750,000	-	-	-
Issue of units for cash (Note 9)	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year		-	(237,433)	(237,433)
Balance - February 28, 2003	46,398,891	75,400	(65,821)	9,579
Income for year	-	-	255,725	255,725
Balance - February 29, 2004	46,398,891	75,400	189,904	265,304
Conversion of warrants into common shares (Note 9)	250,000	35,000	-	35,000
Income for the period – Statement 3	-	-	334,971	334,971
Balance – May 31, 2004	46,648,891	$110,400	$524,875	$635,275

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
For the Three Months Ended May 31
Canadian Funds
Unaudited - Prepared by Management

	2004	2003
Sales	$1,960,515	$1,259,275
Cost of Sales	1,118,809	763,944
Gross Margin	841,706	495,331

Expenses
Selling
Advertising	43,699	6,054
Communication	7,739	9,871
Freight and delivery	36,847	12,899
Salaries and benefits	113,624	64,290
Stationery and supplies	1,891	2,507
Travel	25,820	12,985
	229,620	108,606
General
Amortization of plant and equipment	3,959	2,021
Amortization of intangibles	7,339	4,320
Insurance	10,337	11,223
Interest and bank charges	38,439	31,370
Occupancy	40,673	39,315
Office and supplies	18,636	5,700
Professional fees	10,725	18,241
Public relations	15,750	-
Salaries and consulting	83,423	65,386
Transfer agent and regulatory	3,059	1,164
Travel	4,775	814
	237,115	179,554
Total expenses	466,735	288,160

Earnings before other income and income taxes	374,971	207,171

Other income	-	1,493

Earnings before income taxes	374,971	208,664

Income taxes	40,000	-

Net earnings for the Period	$334,971	$208,664

Weighted average common shares outstanding	46,583,674	46,197,750

Earnings per share - basic and diluted	$0.01	$0.01

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
For the Three Months Ended May 31
Canadian Funds
Unaudited - Prepared by Management

Cash Resources Provided By (Used In)	2004	2003
Operating Activities
Net earnings	$334,971	$208,664
Amortization of plant and equipment	3,959	2,021
Amortization of intangibles	7,339	4,320
Gain on sale of assets	-	(1,424)
Changes in non-cash operating working capital (Note 11)	(526,760)	(342,318)
	(180,491)	(128,737)

Investing Activities
Acquisition of equipment	(3,404)	(20,045)
Proceeds from equipment	-	17,018
Acquisition of other assets	(1,915)	(7,500)
	(5,319)	(10,527)

Financing Activities
Bank demand loan	161,749	148,827
Repayment of long-term debt	(10,939)	(9,563)
Units issued for cash	35,000	-
	185,810	139,264

Net Decrease in Cash	-	-
Cash position - Beginning of period	-	-
Cash Position - End of Period	$-	$-

Supplemental Cash Flow Information
Interest paid	$28,342	$20,304

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002 (Note 3).  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”) ) (Note 3)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 29, 2004.

3.

Acquisition

IER Systems

During the year the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$20,000
Plant and equipment	7,000
Intellectual property	3,000

Total	$30,000

These are included in the assets of the company as at February 29, 2004 and May 31, 2004.  The purchase price of these assets was $30,000 in cash and $40,000 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

4.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	31 May 2004 Net Book Value	29 February 2004 Net Book Value
Automobile	$15,867	$3,392	$12,475	$13,487
Office furniture and equipment	40,777	29,839	10,938	11,514
Warehouse equipment	21,150	18,191	2,959	3,199
Computer hardware and software	70,254	47,601	22,653	21,380
	$148,048	$99,023	$49,025	$49,580

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 May 2004 Net Book Value	29 February 2004 Net Book Value
Distribution rights	$50,000	$17,500	$32,500	$35,000
Trademarks	19,873	6,697	13,176	12,191
Financing costs	30,000	23,167	6,833	10,666
Intellectual property	3,042	76	2,966	3,042
Product development costs	13,102	-	13,102	13,102
	$116,017	$47,440	$68,577	$74,001

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,250,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

7. Long term debt	May 31, 2004	February 29, 2004
Long term debt	$196,550	$207,489
Less current portion	47,578	45,795

	148,972	$161,694

Long term debt consists of a 60-month loan, maturing November 2007, bearing interest at prime plus 10.5%, repayable in blended monthly payments of $6,159.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2005	$47,578
2006	55,227
2007	64,105
2008	29,640

$196,550

8.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

9.

Share Capital

a)

The authorized share capital as at May 31, 2004 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

9.

Share Capital (continued)

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $50,000 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002.

During March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company's common shares at a price of $0.14 per unit.

b)

As at 31 May 2004, the following share options were outstanding:

Number	Exercise Price	Expire Date
2,130,000	$ 0.25	27 January 2008

On January 27, 2003, the company granted 2,130,000 incentive stock options to directors, officer and employees of the company at an exercise price of $0.25 per share expiring 27 January 2008.

c)

As at May 31, 2004, there were 24,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To May 31, 2004, 6,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000 or greater.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

e)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.10 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

10.

Income Taxes

The components of the future income tax assets and liabilities are as follows:

	May 31, 2004	February 29, 2004
Plant and equipment	$2,500	$2,500
Intangible assets	500	(1,000)
Non-capital losses	-	-
	3,000	1,500
Valuation allowance	(3,000)	(1,500)
	$-	$-

11.

Changes in non-cash operating working capital

May 31, 2004

		May 31, 2003

Receivables	$(724,831)		$(374,381)
Inventories	103,984		118,074
Prepaids	18,320		5,600
Payables and accruals	35,767		(91,611)
Income taxes	40,000		-

	$(526,760)		$(342,318)

12.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$89,380
2006	74,788
2007	74,788
2008	62,324

$301,280

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

13.

Commitments

a)

On October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $5,000,000 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange.

b)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at May 31, 2004, the acquisition and the financing have not been closed.

c)

On May 8, 2003, the company entered into a one-year agreement with an Investor Relations firm to provide investor relation services for approximately $1,250 per month.  On March 9, 2004, the company retained the additional services of the firm to provide the company with a Broker Investor Relations Program for an additional $4,000 per month, plus the option to purchase 400,000 shares of the company in equal quarterly increments over the next 12 months.  The company cancelled these additional services effective July 1, 2004.

d)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the filed of implantable sensors related to patient monitoring.  The annual licensing costs for these technologies are US$25,000 per annum for 5 years.

e)

As at May 31, 2004, the company has outstanding letters of credit for inventory in the amount of $177,129 ($84,418 - 29 February 2004).

14.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2004
Canadian Funds
Unaudited - Prepared by Management

14.

Financial Instruments and Risk Management (continued)

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

15.

Economic dependence

Approximately 83% (29 February 2004 - 86%) of sales are from products provided by the company's largest supplier.

16.

Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in these financial statements.

17.

Subsequent Events

On June 7, 2004, the company announced that it had retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  The company can terminate these services with 30-day notice.

Bare Certificates

I, Rani Gill, President and Chief Financial Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending May 31, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

July 15, 2004

“Rani Gill”

President and Chief Financial Officer

Bare Certificates

I, Harj Gill, Director and Chief Executive Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending May 31, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

July 15, 2004

“Harj Gill”

Director and Chief Executive Officer

1360 Cliveden Avenue

Delta, BC, V3M 6K2

July 15, 2004

To:

All Applicable Commission & Exchanges

Dear Sirs:

Subject:

AMS Homecare Inc.

We confirm that the following material was sent by pre-paid mail to the registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

  Form 51-901F Quarterly Report Schedule A for the quarter ended May 31, 2004

  Form 51-901F Quarterly Report Schedules B&C for the quarter ended May 31, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours Truly,

“Rani Gill”

Rani Gill

President